Filed by ICON plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: PRA Health Sciences, Inc.

(Commission File No. 001-36732)

Date: February 24, 2021

ICON plc distributed the following FAQs to all ICON employees on February 24, 2021.

Employee FAQs

Acquisition Rationale & Details

1.	What is the strategic rationale for the agreement between ICON and PRA and why are we doing it now?

Functional, therapeutic and geographic scale are essential components of meeting current and anticipated customer needs. For these reasons, the leadership of both organisations have decided that the timing is right to proactively consolidate our current positions within the industry to create a world leading healthcare intelligence and clinical CRO that is set to take full advantage of the current strong market demand for CRO services.  The union brings together two high-quality, innovative, organisations with similar cultures and values and a history of robust growth and performance, ready to build on this strength using the outstanding talent that resides in both organisations to deliver on our mission.  The combined organisation will create a new paradigm for bringing clinical research to patients, creating expanded capabilities for customers, growth opportunities for employees and value for shareholders.

2.	How will today’s announcement benefit customers?

The combined organisation will bring specific opportunities for customers, including:

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Scale: With broader and deeper service, geographic and therapeutic service offerings, and expansive data driven healthcare technology,  we can deliver enhanced solutions for all customers, increasing access to patients and reducing development time and cost.

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Differentiated DCT Platform Healthcare Intelligence & Technology: Combining PRA’s mobile and connected health platforms, real world data and information solutions with ICON’s global site network, home health services and wearables expertise, we will deliver differentiated de-centralised and hybrid trial solutions to meet growing customer needs.

-	Focus: Our combined focus is on leveraging transformational technology and innovation to execute clinical trials from Phase 1 to post-approval studies, with the highest quality, expertise and speed.

Both ICON and PRA have solid track records of delivery and highly experienced management teams, who have a strong history integrating successful businesses. We will apply this experience and knowledge to ensure minimal disruption and a clear focus on customer delivery during the integration process.

3.	How will today’s announcement benefit employees?

ICON and PRA share a common culture focused on operational excellence, technology and innovation, people development and customer delivery. As a combined company, with expanded capabilities and expertise, we continue to expect to offer employees exciting roles and significant career development opportunities within and across the key service areas and geographies in the company.  Both companies are also combining from positions of strength, with a long history of growth and expected strong performance for 2021 and beyond. To ensure continued success, we will harness the outstanding leadership and talent that resides in both organisations to deliver operational excellence and continue our focus and mission on patient-centered drug and device development.

4.	When is the acquisition expected to close?

We anticipate that the acquisition should close in quarter three this year.

5.	What will happen between now and when the acquisition closes?

Following today’s announcement we will begin working on obtaining the required regulatory, shareholder and government approvals. Governmental approvals are required of all mergers and acquisitions that meet certain thresholds.

6.	Is there anything employees should be mindful of at this time that might impact on approvals?

The following two principles must be kept in mind at all times:

o	Between now and the acquisition close, both companies must continue to operate independently

o
The companies must not exchange any commercially-sensitive information. Commercially-sensitive information includes current or future pricing, vendor costs, marketing plans or sales strategies, cost information, future hires, salaries and benefits, customer lists and profit margins.

7.	How will shares of both companies be traded before and after the acquisition closes?

Between now and acquisition close, shares from both organisations will be traded in the normal course. After the acquisition closes, PRA stock will cease to be traded, however PRA shareholders will receive 49% of their shareholding in cash and 51% in shares of the combined company, which will be traded as ICON stock.

8.	Where will the combined company’s headquarters be located post the acquisition close?

The company headquarters will be in Dublin following the close of the acquisition.

9.	Who will be the CEO of the company after the acquisition closes?

Steve Cutler will continue to serve as the CEO of ICON.  PRA’s CEO, Colin Shannon, will join the ICON Board of Directors.

10.	Will PRA’s executive leaders be joining ICON?

Until the acquisition closes, both companies will continue to operate independently of each other and will retain their existing executive leadership structures. In today’s press release we announced that upon close, PRA’s CEO, Colin Shannon, will join the combined company’s Board of Directors. Following acquisition close, we will begin a detailed integration process, where we will finalise plans around the new organisation. Considered and effective integration will take some time and will involve regular communication and dialogue with employees as we work through the process. We will keep you updated on organisational changes as we move through the integration process.

11.	Will the ICON and PRA brands be retained?

Until the acquisition closes, it’s business as usual and both companies will continue to operate independently of each other and will retain their existing brands. The overall ICON brand will be retained after the acquisition closes, however decisions on brand migration will be decided during the integration stage.

12.	Are the cultures of each company complementary?

Yes, both ICON and PRA share similar cultures and values, focused on operational excellence, innovation, people development and customer delivery. Both organisations are also committed to a shared mission of helping clients accelerate the development of new medicines and devices, to improve and save lives.

13.	Who will be the integration lead within ICON and PRA?

The integration leads will be announced in the coming weeks.

14.	How will both companies be integrated?

Both ICON and PRA have a long history of M&A activity and will apply this experience and knowledge to ensure a smooth integration of the new organisation. We will begin a careful and considered integration planning process, where a number of discussions and planning sessions will take place about how best to manage the integration, which will not be implemented until closing. There will be a dedicated integration team in both companies and we will also engage external advisors who are experts in integrating large companies. Both companies are 100% committed to achieving project delivery goals and meeting customers’ expectations at all times, both now and during the integration period. As we go through the integration process, we will keep employees updated as we finalise plans and make decisions about the combined company. For now, however, it’s business as usual and we need to stay focussed on our day to day work and continue delivering for our customers.

15.	In the near term, how will ICON and PRA BD teams go to market?

Prior to the close of the acquisition, BD teams in both organisations will operate independently, selling their respective organisation’s services as they currently do today. In the coming months as part of the integration planning process, commercial leaders from both companies will assess our service offerings to identify new opportunities for cross-selling (e.g.  ICON’s Central & Specialty Labs, Accellacare site network, Language Services, Symphony Home Health and PRA’s mobile and connected health platforms, real world data and information solutions) to drive growth post-acquisition close.  It is important to remember, however, that both companies are prevented by law from sharing competitively-sensitive information until the acquisition closes. Competitively-sensitive information includes current or future pricing, vendor costs, marketing plans or sales strategies, cost information, future hires, salaries and benefits, customer lists and profit margins.

Employment, Compensation & Benefits

16.	Is my job secure – do you expect layoffs as a result of the acquisition?

ICON and PRA are combining from positions of strength – both organisations have a long history of growth and are expecting strong performance for 2021 and beyond. We will harness the outstanding leadership and talent that resides in both organisations to deliver on our mission for patients and we expect to be able to offer employees exciting roles and significant career development opportunities within and across the key service areas and geographies in the company.  Until acquisition close, both companies will continue to operate independently of each other. We will begin a careful and considered integration planning process, where a number of discussions and planning sessions will take place about how best to manage the integration, which will not be implemented until closing, Considered and effective integration will take some time and will involve regular communication and dialogue with employees as we work through the process.  We will keep you updated on organisational decisions as we move through the integration process.

17.	Will there be any changes to my compensation or benefits as a result of the acquisition?

Until the acquisition closes, both companies will continue to operate independently of each other. This means that there will be no changes to employees’ terms and conditions or employee benefits. Following the acquisition close, we will begin a formal integration process, where we will develop people plans and make decisions around the combined organisation. We know that both organisations’ compensation and benefits plans are market competitive and that both organisations are committed to supporting employees in all aspects of their lives and well-being. We will keep you regularly updated on progress and will provide more detail as we move through the integration process.

18.	What career opportunities will be available in the combined organisation?

The combination of our two great companies will create exciting roles and significant career development opportunities within and across the key service areas and geographies in the company. As we move through the integration process, we will have more specific information to communicate to employees.

19.	Are we planning on closing any offices and if so, will I need to move to a different office location?

Between now and the acquisition close, both companies will continue to operate independently of each other within their respective global office network. Decisions around the combined office footprint will be considered during the integration process. In cities where both companies have a presence, there may be opportunities to consolidate or co-locate facilities.  We will keep you regularly updated and will provide more detail as we move through the integration process.

20.	When referencing an employer, do I work for ICON or PRA?

Between now and the acquisition close, both companies will continue to operate independently of each other within their respective global office network. Until closing, you continue to be employed only by the company that employs you currently. Decisions on branding will be considered during the integration process and we will provide more details at that time.

Communication

21.	How are we planning on communicating today’s announcement to clients?

The Executive sponsor for each of our top-tier clients will be calling their clients over the next 24-hours. The BD teams in both organisations are also being tasked with contacting each of their clients and broad email communications to all clients and prospects of both organisations will also be distributed on 25 February. These communications will summarise the post-closing benefits of the combined companies in helping clients reduce the time and cost of development and will also reaffirm our commitment to staying focussed on project delivery both pre-acquisition close and during the integration process.

22.	If clients enquire about today’s announcement, what should I tell them?

Client-facing teams will receive key messages and talking points to support enquiries from customers. The messages will include a summary of the post-closing benefits of the combined companies in helping clients reduce the time and cost of development and will also reaffirm our commitment to staying focussed on project delivery, both pre-acquisition close and during the integration process. A summary of the messages is outlined in Q2 of this FAQ document.

23.	If I receive an enquiry from a site, what should I tell them?

You can advise them that for now it’s business as usual and both companies will continue to operate independently until the acquisition closes. Studies will continue as normal and their day to day operational contacts with ICON and PRA will remain unchanged. Upon close, we will begin a detailed integration process, during which we will keep sites fully updated on any changes that impact their studies.

24.	What should I do if I receive a media enquiry about today’s announcement?

It is really important that media enquiries to employees in either organisation are managed by the media relations team for such employee’s organisation. Any media enquiries to ICON employees should be sent to David Green (VP Marketing & leader of ICON’s media relations function), copying Niamh Murphy (Sr. Director, Corporate Communications).  Media enquiries to PRA employees should be sent to Laurie Hurst (Sr. Director, Communications and Public Relations). Under no circumstances should employees try to answer any questions from the media.

25.	Can I promote today’s announcement via my social media channels?

ICON and PRA will be publishing an approved set of social media messages via Twitter, LinkedIn and Facebook over the coming days. These messages have been carefully written and approved by ICON and PRA so that the benefits of the combined company are clearly communicated. Employees are encouraged to retweet/share these approved messages via their own social media accounts. Please do not create social media posts that include messages that are different to ICON’s corporate social media posts – please refer to the Social Media section of the Global Code of Ethical Conduct or the employee social media guidance on the brand portal for further guidance on appropriate use of social media.

26.	I am already liaising with PRA/ICON teams for client projects. Can I continue to liaise with them or do I need to wait until the acquisition closes?

Employees who are already engaging with counterpart teams in either PRA or ICON on joint customer projects can continue to do so as part of their normal day to day work with respect to the joint projects. It is important to remember, however, that both companies are prevented by law from sharing competitively-sensitive information until the acquisition closes. Competitively-sensitive information includes current or future pricing, vendor costs, marketing plans or sales strategies, cost information, future hires, salaries and benefits, customer lists and profit margins.

27.	Can I contact my counterpart in PRA/ICON to introduce myself?

Until the acquisition closes, both companies need to operate independently, therefore employees are not advised to reach out to their counterparts to introduce themselves at this time. Upon acquisition close, we will begin a detailed integration process which will include a plan around operational team introductions and integration.

28.	How will employees be kept informed during the review period and during integration?

We will keep employees informed of updates using a variety of channels, including dedicated pages on company intranets, CEO and/or leadership video updates, virtual and in-person townhalls, global webcasts etc.

29.	Who can I contact if I have any questions?

ICON employees can send questions to special mailbox - ask@iconplc.com - that has been set up to enable employees to submit questions. We will ensure to provide answers to frequently asked questions via our ongoing communications updates.  Please also feel free to contact your People Leader and/or HR with any questions.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between ICON public limited company, a public limited company in Ireland (“ICON”) and PRA Health Sciences, Inc., a Delaware corporation (“PRA”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding ICON’s and PRA’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of ICON’s and PRA’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite ICON and PRA stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against ICON, PRA or their respective directors; the effects of disruption to ICON’s or PRA’s respective businesses; restrictions during the pendency of the potential transaction that may impact ICON’s or PRA’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on ICON’s or PRA’s stock prices; transaction costs; ICON’s ability to achieve the benefits from the proposed transaction; ICON’s ability to effectively integrate acquired operations into its own operations; the ability of ICON or PRA to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of ICON’s or PRA’s control (including public health crises, such as pandemics and epidemics); risks regarding PRA’s ability to maintain large customer contracts or enter into new contracts; PRA’s ability to attract suitable investigators and patients for its clinical trials; PRA’s ability to keep pace with rapid technological change; PRA’s potential liability if a patient is harmed; and the factors set forth under the heading “Risk Factors” of ICON’s Annual Report on Form 20-F and PRA’s Annual Report on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither ICON nor PRA assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, ICON expects to file a registration statement on Form F-4 with the SEC containing a preliminary prospectus of ICON that also constitutes a preliminary proxy statement of each of ICON and PRA. After the registration statement is declared effective, each of ICON and PRA will mail a definitive joint proxy statement/prospectus to stockholders of ICON and PRA, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that ICON or PRA may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF ICON AND PRA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by ICON or PRA through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ICON will be available free of charge on ICON’s website at https://www.iconplc.com and copies of the documents filed with the SEC by PRA will be available free of charge on PRA’s website at https://www.prahs.com/. Additionally, copies may be obtained by contacting the investor relations departments of ICON or PRA.

ICON and PRA and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of ICON is set forth in its annual report on Form 20-F, which was filed with the SEC on February 24, 2021. Information about the directors and executive officers of PRA is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 3, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The term “ICON” and such terms as “the company,” “our,” “we,” “us” and “its” may refer to ICON public limited company, one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.